Exhibit 99.1

Conference call **Invitation**

Follow our conference call
2017 - 3rd Quarter Result

October 31, 2017
Access code: Itaú Unibanco

Itaú Unibanco Holding S.A. (B3: ITUB4 and ITUB3 and NYSE: ITUB) is pleased to invite you to participate in our conference calls about the 2017 - 3rd quarter result.

To join the event on the internet, please visit: **www.itau.com.br/investor-relations**. The audio webcast works with Internet Explorer 9 or above and the new versions of Chrome, Firefox and mobile devices (IOS 8, or superior, and Android 3.0, or superior).

Time

English

08:00 AM (EDT)
10:00 AM (Brasília Time)

(1-866) 262-4553 (toll free from USA)
(55-11) 2820-4001or (55-11) 3193-1001 (in Brazil)
(1-412) 317-6029 (other countries)

Portuguese

09:30 AM (EDT)
11:30 AM (Brasília Time)

(55-11) 2820-4001
(55-11) 3193-1001

Presentation

Candido Bracher
Executive President and CEO (Chief Executive Officer)

Caio Ibrahim David
Executive Vice President, CFO (Chief Financial Officer) and CRO (Chief Risk Officer)

Alexsandro Broedel Lopes
Group Finance Director and Investor Relations Officer

The conference calls will also be archived in audio format on the same website. To access an audio replay of the conference calls, which will be available until November 6, 2017, dial (55 11) 3193-1012 or (55 11) 2820-4012. Access codes: 1460000# (call in Portuguese) and 1636828# (call in English). On the morning of the conference call, the slide presentation will be available for viewing and downloading. If you have any questions, please contact Mrs. Doris Pompeu at GlobalRI, at (55 11) 5042-6700 or doris.pompeu@globalri.com.br.

www.itau.com.br/investor-relations   facebook.com/itauunibancori   @itauunibanco_ri